Spearhead Spirits



LETTER ⌄

Dear investors,

Q1 delivered $243,679 in US revenue against a plan of $163,332, $80k ahead of target. Full portfolio shipped 1,070 9le
cases, with every brand beating plan. Globally, the business generated $1.1M in revenue across large format and RTD,
approaching the $1.2M delivered across the entirety of 2025, in a single quarter.In Q1, Spearhead became a certified B Corporation. Beyond credibility and brand differentiation, B Corp status opens
commercial doors, increasingly a requirement or preference in retail ranging decisions, on-premise group procurement,
and institutional channels. It deepens the story we tell around African provenance and responsible business, which sits at
the core of the Bayab platform.

We need your help!

2 Full time employee covered markets (Georgia and Illinois) represent only 12% of our geographic footprint but deliver 37% of volume. Need more sales staff.. Need to replicate the FTE model that delivers significant growth across additional high-potential markets. We need to build on Winebow's #1 gin status to deepen engagement nationwide.We need to secure working capital to maximise the opportunity for the RTD cans in South Africa and expansion.

Sincerely,

How did we do this year?



REPORT CARD

A+

☺ **The Good**

We are writing to share our strongest year yet: $1.22M in global revenue (+13% YoY)

With momentum accelerating as we close the year, which has resulted in 2026 year to date of over $1M already.

 Bayab achieved #1 gin brand status in Winebow's (a top 10 distributor) portfolio

☹ **The Bad**

Significant working capital issues for the can expansion.

Lead times on component parts

Price increases due to tariffs.

2025 At a Glance

January 1 to December 31



$1,295,723 +27%
Revenue



-$638,335
Net Loss



$112,051 +48%
Short Term Debt



$1,659,477
Raised in 2025



$288,951
Cash on Hand
As of 04/30/26





Revenues
Profit
$1,017,893
-$1,621,773
$1,295,723
-$638,335
2024
2025

Net Margin: -49% Gross Margin: 50% Return on Assets: -53% Earnings per Share: -$0.06

Revenue per Employee: $259,145 Cash to Assets: 7% Revenue to Receivables: 3,262 Debt Ratio: 378%

Spearhead_Spirits_Inc_Financial_Statements___Review_Report_-_Final_executed.pdf

Spearhead_Spirits_2023-2024_GAAP_Financial_Report_-_Spearhead_Spirits_Inc.__1_.pdf

We ❤ Our 124 Investors

Thank You For Believing In Us

Vi Johnson	OOKU CAPITAL INC	Kyle Taylor	Linda Dorsey	Ricky Tyree	Jaime Matus
Carissa Daniels	Jessica Hutson	Jp Mugizi	Howard Warren	Antwan Ellis	Philip Erik Henrik Jillesjö...

Lucy Jameson	Daniel Aderaw Yeshiwas	Charlie Mitchell	L Morris	Lois Gokals	Jennifer Frimpong
Patrick Sutton	Donnalee Maria Lawson-...	Juan Ruiz	Kerim Bello	Drew Thomas	Tyler Ennis
Oladele IJAIYA-OLADIPO	Vivien Parent	Yolanda GARRETT	Louis Gill	Kwaw Blay	Justina Acquah
Mohammed Diallo	Ebony Bogui-Akinyi	Chris Rigby	Michele Echeverria	Dontae Walker	Lambro Anastasiou
Dominic Williams	Duncan Ogilvie	Ross Walton Hathaway	Peter Wiggin	Roy From	Matthew Martin Andrew...
Fernanda Souza Gilbertson	John Danesi	James Saunders	Sandra Powell	Kyle Ward	Luke Henry
Kenneth Beckett	Benjamin Ferriman	Michael MacKay	Md Pham	Flavilla Fongang	Morgan James
Herb King	Alistair Owen	Jaswinder Virdee	Suzanne Tennant	Jordan Joseph	Brian Oula
Lashana Taylor	Garson Y	O Akingbolagun	Joel Lee	Philip Shipley	Moses Baranello
Douglas Darden	Manny Akpan	Aman Singh	Tb Turner	Julius Douse	Rafael Barbosa
Richard Cryer	Nghia Nguyen	Tom Mitchell	Jason Pollard	Karl Lokko	Rem F
David Kovar	Ned Thistlethwaite	Steve Hendy	Aaron Hunter	Jamaal Coleson	Temidayo Olopade
Robert Salmen	Robert Knox	Jacqueline D Lakes	Jamie Ryan	Matt Bertocchi	Chris Morris
Dashaun Herring	Benjamin Sogunle	Feranmi Oduwole	Juberta Juberta	Simon Gregory	Joseph Perera
Daniel Gray	Isaac DePoe	Nicola Ossai	Joseph Reese	Deborah Carr	Domenico Serpi
James Purdy	Danielle Corso	Randy Gingeleski	Nicolas Sandler	Mark Robinson	Thomas J Darby Jr
Danielle Goodson	Mike Herzog	Rene Hoferichter	Catherine Carle	Michelle Wall	

Thank You!

From the Spearhead Spirits Team



Christopher Frederick in

Co-founder

Chris was a former international basketball player and also had a 15 year career in investment banking. Chris was also owner and director of a successful pub group, designing and successfully exiting a multi award winnin...



Damola Timeyin

Co-founder

Damola has 15 years career building FMCG brands and formerly a Global Marketing Strategist at Meta (clients included Nestle, Mondelez). Published author of "How To Build It", a pocket book guide to building a brand.







Lauren Henderson

Director, U.S.

Lauren has built brands from infancy for start-ups and leading global suppliers. Most recently, Lauren was responsible for developing and...



Dimitri Jansen

Director, Africa

Dimitri is a passionate marketing professional with deep industry experience. Before joining Spearhead, he was Marketing Director of Pernod...



Michael Gonzalez

Director, U.S.

Michael spent just under a decade at Moet Hennessy developing several brands in the 'on trade' channel. Results-driven professional with...

Details

The Board of Directors

Director	Occupation	Joined
Christopher Frederick	CEO @ Spearhead Spirits	2022
Damola Timeyin	CMO @ Spearhead Spirits	2022

Officers

Officer	Title	Joined
Christopher Frederick	President CEO	2022
Damola Timeyin	CMO	2022

Voting Power

Holder	Securities Held	Voting Power
Christopher Frederick	7,000,000 Common Stock	70.0%
Damola Timeyin	2,000,000 Common stock	20.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2022	$3,000,000		Section 4(a)(2)
08/2023	$1,250,000		Section 4(a)(2)
08/2024	$35,000	Safe	Section 4(a)(2)
09/2024	$40,000	Safe	Section 4(a)(2)
03/2025	$1,500,000	Safe	Section 4(a)(2)
05/2025	$159,477		4(a)(6)
02/2026	$325,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/15/2022	$3,000,000 ?	10.0%	20.0%	$8,750,000	06/15/2024 ?
08/03/2023	$1,250,000 ?	10.0%	20.0%	$8,750,000	08/02/2024 ?

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,000,000	10,000,000	Yes

Warrants:	0
Options:	810,811

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The spirits business is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of non-alcohol related businesses.

We rely on distributors to facilitate our route to market. Although currently we have great relationships with our distributors, we need to ensure we maintain a great relationship in order maintain and grow our operations.

An increase in the cost of raw materials or energy could affect the Company's profitability. Our retail pricing is competitive, and we do not intent to raise prices for 24 months, therefore operating profit could reduce.

We manufacture in South Africa and although we do have agreements in place to facilitate production in the UK and US (if needed),we may experience currency fluctuations in South Africa, that may impact operating profit.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The alcohol industry is highly competitive, with many established brands and new entrants vying for market share. The company may face challenges in differentiating its products, which could impact sales and profitability.

Shifts in consumer preferences, such as increasing demand for low-alcohol or non-alcoholic beverages, could reduce demand for the company's products.

The success of the company is likely tied to the strength of its brand and reputation. Any negative publicity, product recalls, or adverse events could harm the brand and result in lost sales.

As an early-stage company, there may be limited financial resources and a need for additional capital to fund growth. The inability to raise sufficient capital or manage cash flow could threaten the company's viability.

The alcohol industry is sensitive to changes in economic conditions, such as recessions, inflation, or shifts in disposable income. Adverse economic conditions could reduce consumer spending on alcohol products.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created  for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, if there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Spearhead Spirits Inc

Delaware Corporation
Organized April 2022
5 employees
8605 Santa Monica Blvd
West Hollywood CA 90069 https://www.spearheadspirits.com

Business Description

Refer to the Spearhead Spirits profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Spearhead Spirits is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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